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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EMERALD VENTURES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

Client Name

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

84 NE LOOP 410, SUITE 126
(No. and Street)

SAN ANTONIO (City) TEXAS (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. AMSBERRY (214) 360-9822
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PADGETT, STRATEMANN & Co., LLP
(Name - *if individual, state last, first, middle name*)

100 NE LOOP 410, SUITE 1100 (Address) SAN ANTONIO (City) TX (State) 78216 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/18

OATH OR AFFIRMATION

I, MATTHEW C. BELLION, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EMERALD VENTURES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JAMES R. MUSE JR.
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. SEPTEMBER 1, 2009

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Emerald Ventures, LLC

Table of Contents

Financial Statements	**Page**
Independent Auditors' Report	1
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Members' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7
Supplementary Information	
Schedules of Computation of Net Capital (Schedules I-III)	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Members
Emerald Ventures, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of Emerald Ventures, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Emerald Ventures, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SAN ANTONIO · AUSTIN

100 N.E. Loop 410, Suite 1100 · San Antonio, Texas 78216 · P 210.828.6281 · T 800.879.4966 · F 210.826.8606 · www.padgett-cpa.com

An Independently Owned Member of The McGladrey Network Worldwide Services through RSM International

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
February 26, 2009

Emerald Ventures, LLC

Statements of Financial Condition

December 31, 2008 and 2007

Assets

Current Assets	**2008**	2007
Cash	**$ 129,775**	$ 69,588
Accounts receivable	**59,063**	53,900
Total current assets	**188,838**	123,488
Equipment — net	**1,185**	-
	$ 190,023	$ 123,488

Liabilities and Members' Equity

Liabilities		
Commissions payable	**$ 43,315**	$ 53,900
Accounts payable – related party	**14,500**	16,027
Other liabilities	**100**	100
Total liabilities	**57,915**	70,027
Members' Equity	**132,108**	53,461
	$ 190,023	$ 123,488

Notes to financial statements form an integral part of these statements.

Emerald Ventures, LLC

Statements of Income

Year Ended December 31, 2008 and 2007

	2008	2007
Revenues and income:		
Commission income	$ 1,336,470	$ 542,268
Other income	-	35,000
Total revenues and income	1,336,470	577,268
Expenses:		
Employee compensation and benefits	695,354	443,527
Commissions to broker-dealers	447,523	-
Regulatory fees	59,001	54,713
Occupancy	40,800	38,400
Other expenses	15,145	7,115
Total expenses	1,257,823	543,755
Net income	$ 78,647	$ 33,513

Notes to financial statements form an integral part of these statements.

Emerald Ventures, LLC

Statements of Changes in Members' Equity

Years Ended December 31, 2008 and 2007

Balance at December 31, 2006	$ 9,948
Contributions	10,000
Net income – year ended December 31, 2007	33,513
Balance at December 31, 2007	53,461
Net income – year ended December 31, 2007	78,647
Balance at December 31, 2008	**$ 132,108**

Notes to financial statements form an integral part of these statements.

Emerald Ventures, LLC

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

Increase (Decrease) in Cash

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 78,647	$ 33,513
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	296	-
Net change in:		
Accounts receivable	(5,163)	(53,900)
Commissions payable	(10,585)	53,900
Accounts payable – related party	(1,527)	16,027
Net cash provided by operating activities	61,668	49,540
Cash Flows From Investing Activities – purchase of equipment	(1,481)	-
Cash Flows From Financing Activities – member contributions	-	10,000
Net increase in cash and cash equivalents	60,187	59,540
Cash at beginning of year	69,588	10,048
Cash at end of year	$ 129,775	$ 69,588

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Emerald Ventures, LLC (the "Company") was organized in the state of Texas to operate as a broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority. The Company sells oil and gas securities written by Patriot Minerals, LLC ("Patriot"), a related party.

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below.

Revenue Recognition

Commission income and expenses are reported on a trade date basis. Commissions earned on sales that have not broken escrow are included in accounts receivable.

Use of Estimates in Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost – net of accumulated depreciation. Depreciation expense is recognized on a straight-line method over the estimated useful lives of the assets of 3 years.

Depreciation expense for the year ended December 31, 2008 amounted to $296.

Federal and State Income Taxes

There is no income tax provision included in these financial statements, as the profit or loss of the Company is required to be reported by the members on their federal income tax returns. The Company is subject to the Texas gross margin tax.

1. Summary of Significant Accounting Policies (continued)

Credit Risk

The Company's customer accounts are held in escrow until the transactions are funded.

Cash and Cash Equivalents

Cash and cash equivalents consist of noninterest-bearing demand accounts with a financial institution.

2. Related Party Transactions

The Company sells securities on behalf of Patriot. All commissions earned in 2008 and 2007 relate to sales of Patriot's oil and gas securities. The Company leases office space from Patriot. The lease is a 60 – month lease expiring in December 2010. Lease expense totaled $32,400 during 2008 ($34,900 in 2007), and is included in occupancy expenses on the statement of income. Minimum rental commitments are as follows:

Year ending December 31,	
2009	$ 34,528
2010	35,514
	$ 70,042

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer, and 15 to 1 after the first 12 months of operations. At December 31, 2008, the Company had net capital of $115,175 ($53,461 in 2007) which was $110,175 in excess of its required net capital of $5,000 ($48,461 in excess in 2007). The Company's ratio of aggregate indebtedness to net capital was 50% at December 31, 2008 (131% at December 31, 2007).

Supplementary Information

Emerald Ventures, LLC

Schedules of Computation of Net Capital

December 31, 2008 and 2007

Schedule I – Computation of Net Capital

	2008	2007
Total members' equity	$ 132,108	$ 53,461
Deductions:		
Commission receivable	15,748	-
Equipment	1,185	-
Net capital before haircuts on securities	115,175	53,461
Haircuts on securities	-	-
Net capital	$ 115,175	$ 53,461

Schedule II – Computation of Aggregate Indebtedness

	2008	2007
Liabilities	$ 57,915	$ 70,027
Total aggregate indebtedness	$ 57,915	$ 70,027
Percentage of aggregate indebtedness to net capital	50%	131%

Schedule III – Computation of Basic Net Capital Requirements

	2008	2007
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000
Excess net capital	$ 110,175	$ 48,461

No differences exist between the amounts above, which are based on the audited financial statements and the amounts in the Company's unaudited Financial and Operational Combined Uniform Single Report as of December 31, 2008.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Emerald Ventures, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of Emerald Ventures, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recording of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T, of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls, as well as the practices and procedures set forth in the preceding paragraph. In fulfilling this responsibility, management is required to assess the expected benefits and related costs of controls to determine whether those practices and procedures can be expected to achieve the SEC's objectives. One objective is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition. A second objective is to ensure transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures previously referenced.

Because of inherent limitations in internal controls, and in the practices and procedures previously referenced, error or fraud may occur and not be detected. Also, projection of any evaluation of controls or procedures to future periods is subject to the risk they may become inadequate, due to changes in conditions or to the deterioration of the effectiveness of their design and operation.

Our consideration of internal controls would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, resulting in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls. We noted no matters involving internal controls, including control activities for safeguarding securities we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referenced in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet SEC objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies relying on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
February 26, 2009

Emerald Ventures, LLC

Financial Statements
and Supplementary Information

December 31, 2008 and 2007